UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 31, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, March 31, 2017.

Messrs.

Securities and Exchange Commission

Ref.: Material fact. Tariff Increase

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. ("TGS" or the “Company”), in order to report that, in line with the provisions of Resolution no. 74E/2017 issued by the Ministry of Energy and Mining (“MINEM”) –published in the Official Gazette today- the Gas Regulatory Body (“ENARGAS”) issued Resolution no. 4362/17 –also published in the Official Gazette today-, whereby ENARGAS approves, starting April 1, 2017, a 58% increase in the current tariff charts for natural gas transportation public utilities carried out by TGS, representing a 6% increase for end users (the “Increase”).

The Increase is being granted within the framework of the Transitory Agreement entered into on March 30, 2017 among the Company, the Ministry of Energy and Mining and the Ministry of Finance (the “Transitory Agreement”), in order for TGS to have the resources required to carry out the corresponding Investment Plan established and to be overseen by  ENARGAS (the “Investment Plan”).

The Increase must be considered on account of the calculations to be made on at the date of enforcement of the Agreed Minute of License Comprehensive Renegotiation endorsed by TGS on March 30, 2017.

Lastly, and following the provisions of Section 3.3 of the Transitory Agreement, TGS shall not be allowed to pay dividends without by ENARGAS’ prior authorization, to which end evidence of compliance with the Investment Plan shall be submitted.

Yours sincerely,

Nicolás M. Mordeglia

Legal Affairs Vice president

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: March 31, 2017